18 April 2013 | Chairman | Chief executive

Rio Tinto

2013 Annual general meeting

London

18 April 2013 | Chairman | Chief executive

RioTinto

Jan du Plessis

Chairman

3

Strong underlying fundamentals

Strong underlying earnings and cash flows from operations Impacted by: − Lower prices and price volatility across most commodities − Stronger currencies, input cost pressures especially in Australia Net loss following aluminium and Mozambique coal impairments	$ billion	2011	2012	Movement
	Underlying earnings	15.5	9.3	-40%
	Net earnings/(loss)	5.8	(3.0)	-151%
	Cash flows from operations	27.4	16.5	-40%

©2013, Rio Tinto, All Rights Reserved

4

Pursuing greater value for our shareholders

Aluminium rod, Saguenay-Lac-St-Jean, Canada

©2013, Rio Tinto, All Rights Reserved

5

  Disciplined and rigorous approach to capital allocation

  Investment programme focused on highest quality opportunities

  Prudent balance sheet and single A credit rating

  Progressive dividend provides sustainable long term returns to shareholders

©2013, Rio Tinto, All Rights Reserved

6
Other board focus areas in 2012

Pilbara iron ore expansion, Western Australia	Richards Bay Minerals, South Africa

©2013, Rio Tinto, All Rights Reserved

7

A consistent strategy

©2013, Rio Tinto, All Rights Reserved

8
Volatility in commodity prices is set to continue

Significant market volatility unlike anything we have seen before Iron ore prices are illustrative of this turbulence

©2013, Rio Tinto, All Rights Reserved

9
Navigating through volatility

©2013, Rio Tinto, All Rights Reserved

10
Leading on transparency Group’s 2012 total tax contribution of US $11.6bn

Rossing, Namibia

©2013, Rio Tinto, All Rights Reserved

11
Positive long-term prospects

Oyu Tolgoi, Mongolia

©2013, Rio Tinto, All Rights Reserved

18 April 2013 | Chairman | Chief executive

Rio Tinto

Sam Walsh

Chief executive

18 April 2013 | Chairman | Chief executive

Rio Tinto

Pursuing greater value for shareholders

14

Safety

Safety briefing, Gove Alumina Refinery, Australia

©2013, Rio Tinto, All Rights Reserved

15
Strong operating performance

The Pilbara, Western Australia

©2013, Rio Tinto, All Rights Reserved

16

Investments in high value projects

  Total capital expenditure in 2012 of US$17.4bn

  Investments made in the high value areas of our business

  A recovery plan in place to minimise the impact of the pit wall slide at our copper mine in Utah

  Divesting assets that no longer align with our strategy

Oyu Tolgoi, Mongolia

©2013, Rio Tinto, All Rights Reserved

17
The year ahead

©2013, Rio Tinto, All Rights Reserved

18

The year ahead

©2013, Rio Tinto, All Rights Reserved

19

Building a stronger, more focused and accountable business

Streamlined the Executive committee from 11 to nine members Bonus and reward structures more closely aligned to individual value delivery Delayering the organisation Reviewing our operating model

©2013, Rio Tinto, All Rights Reserved

20

A clear direction

"My vision is to build a company that is greatly admired and respected.  A company that is attractive to investors; a company that customers, suppliers, governments and communities want to partner with; and a company employees and shareholders are proud to be part of."

©2013, Rio Tinto, All Rights Reserved

21

Delivering value for the next 140 years

Boron, US

©2013, Rio Tinto, All Rights Reserved

18 April 2013 | Chairman | Chief executive

Rio Tinto

Pursuing greater value for shareholders

©2013, Rio Tinto, All Rights Reserved

23
Resolutions 1 - 17

• Receipt of 2012 Annual report

• Approval of 2012 Remuneration report

• Re-election of directors

• Re-appointment of auditors

• Remuneration of auditors

• Approval of Performance Share Plan 2013

©2013, Rio Tinto, All Rights Reserved

24
Resolutions 18 - 21

• General authority to allot shares

• Disapplication of pre-emption rights

• Authority to purchase Rio Tinto plc shares

• Notice period for general meetings other than annual general meetings

©2013, Rio Tinto, All Rights Reserved

18 April 2013 | Chairman | Chief executive | Remuneration committee

Rio Tinto

John Varley

Remuneration committee chairman

18 April 2013

Rio Tinto

2013 Annual general meeting

London